

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Jonathan Benfield
Chief Financial Officer
CrossAmerica Partners LP
600 Hamilton Street, Suite 500
Allentown, PA 18101

      Re: CrossAmerica Partners LP
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed February 26, 2020
            File No. 1-35711

Dear Mr. Benfield:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Trade & Services